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                                                               EXHIBIT 99(a)(9)


COMPANY PRESS RELEASE

ZHONE TECHNOLOGIES ANNOUNCES EXPIRATION OF HART-SCOTT-RODINO WAITING PERIOD FOR ITS OFFER TO ACQUIRE PREMISYS COMMUNICATIONS

OAKLAND, Calif.--Nov. 16, 1999--Zhone Technologies, Inc. today announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act has expired with respect to Zhone's $10.00 per share cash tender offer to acquire all shares of Premisys Communications, Inc. (Nasdaq: PRMS).

Zhone's tender offer is scheduled to expire at 12:00 midnight, New York City time, on November 29, 1999. Any shares not purchased in the tender offer will be acquired in a second-step merger at the same price per share. The merger and the tender offer are subject to a minimum condition that Zhone own an aggregate of 75 percent of the outstanding shares of Premisys common stock on a fully diluted basis following the tender offer, and other customary closing conditions. Zhone has obtained commitments for the financing necessary to consummate the acquisition and its offer to acquire Premisys is therefore not subject to any financing condition.

About Zhone Technologies, Inc.

Founded in September 1999 and based in Oakland, Calif., Zhone Technologies is a new breed of equipment provider with a new vision of product development, delivery, and support for telecommunications carriers worldwide. Starting with an unprecedented $500 million in funding, Zhone's strategy is to combine existing solutions with Zhone intellectual property to create a product portfolio that is purpose-built to supply multi-million-user next-generation networks with a rich array of voice, video, Internet, and entertainment services cost effectively. The company was founded by the senior management team that grew telecommunications pioneer Ascend Communications, Inc., from its startup roots to a multi-billion-dollar company that was acquired by Lucent Technologies (Nasdaq: LU) for $24 billion in September 1999. Zhone's initial investors include Kohlberg Kravis Roberts & Co., Texas Pacific Group, and New Enterprise Associates.

For more information about Zhone Technologies, consult the company website at www.zhone.com.

About Premisys Communications, Inc.

Premisys Communications, Inc., based in Fremont, Calif., pioneered development of integrated access solutions for telecommunications service providers. Today, Premisys, an ISO 9001 certified company, leads the industry worldwide with a growing family of access products, featuring its Integrated Multiple Access Communications Server (IMACS). Premisys' products allow service providers to quickly and cost-effectively accommodate the growing demand from businesses for voice, data, and video communications services. More information about Premisys Communications and its products is available on its Web site (www.premisys.com) and by contacting its Fremont headquarters (510/353-7600).

Contact:
     Zhone Technologies
     David Misunas, 510/777-7025
     dmisunas@zhone.com